September 24, 2007

Mail Stop 4561

By U.S. Mail and facsimile to 54-11-4346-4320

Mr. Martin Ezequiel Zarich.
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

Re: BBVA Banco Frances S.A.
Form 20-F for Fiscal Year Ended December 31, 2006
File No. 001-12568

Dear Mr. Zarich:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Note 17, Summary of significant differences between the Argentine Central Bank Rules and United States Generally Accepted Accounting Principles, page F-51

Note 17.1, Income Taxes, page F-51

1.   We refer to the *Deferred taxes* line item in the Argentine Banking GAAP to US GAAP reconciliation in Note 17.24 on page F-65 for reductions to US GAAP Net Income of 360.391 million pesos in 2006; 347.458 million pesos in 2005 and (4.526) million pesos in 2004, equal to 37%; 21% and 0.5% of US GAAP net income for each year, respectively. Please tell us and explain in future filings in the summary table on page F-51 of Note 17.1:

- The nature and amount of the *Initial adjustments to net deferred tax assets* of 104.431 million pesos in 2006; 77.258 million pesos in 2005 and (218.641) million pesos in 2004 which account for 29%, 22% and 483%, respectively of the adjustment for deferred taxes for each year respectively.

- How these initial adjustments are treated under SFAS 109 for purposes of determining the deferred tax valuation allowance under US GAAP.

2.   We refer to the *Allowances on deferred tax assets* line item in the Argentine Banking GAAP to US GAAP reconciliation in Note 17.24 on page F-65 which increases US GAAP Net Income through a recovery of the valuation allowance for 325.939 million pesos in 2006; 366.801million pesos in 2005 and 509.158 million pesos in 2004, equal to 33%, 22% and 36% of US GAAP net income for each year, respectively. Please tell us and in future filings revise the summary table on page F-51 of Note 17.1 to provide the following information:

- State the amount of *Income before income tax in accordance with US GAAP* for 2006, 2005 and 2004 that was used to determine the *Income tax (benefit) provision computed at statutory rate* in accordance with US GAAP for each of the three fiscal years.

- Reconcile the amount of *Income tax computed in accordance with BCRA rules* in the summary table on page F-51 of 23.000 million pesos for 2006; (242.000) million pesos for 2005 and 67.497 million pesos for 2004 with the *Income tax and tax on minimum presume income (loss)* of 71.680 million pesos for 2006; 18.712 million pesos for 2005 and 77.099 million pesos for 2004 in the Consolidated Statement of Operations prepared in accordance with Argentine Banking GAAP on page F-9.

- Reconcile the *Income tax computed in accordance with US GAAP* which appears in the summary table on page F-52 of 487.822 million pesos; 182.716 million pesos and 281.622 million pesos for 2006, 2005 and 2004, respectively with the *Income tax* line item in the consolidated statement of operations under US GAAP in Note 17.25 on page F-66 of 455.071 million pesos; 124.170 million pesos and 72.573 million pesos for 2006, 2005 and 2004, respectively.

3.   We refer to the second paragraph on page F-52 which states that as a result of a *favorable evolution* in the Argentine economy during the three-year period ended December 31, 2006 the Company assessed all available evidence to determine the amount of the deferred tax valuation allowance and as a result they reversed the valuation allowance for 479.934 million pesos; 805.873 million pesos and 1,172.674 million pesos for 2006, 2005 and 2004, respectively. Considering these reversals of the allowance are 35%; 47% and 66% of the deferred tax assets for each year, respectively, please tell us and provide us with the analysis of the positive and negative evidence you performed under paragraph 25 of SFAS 109 to conclude that it is *more likely than not* that the deferred tax assets will be realized.   Consider in your response how you assessed the following negative evidence under paragraph 23 of SFAS 109:

- Total consolidated income under US GAAP for 2006 was 977.743 million pesos as compared to 1,634.612 million pesos for 2005, equal to a 656.869 million pesos or 40% decrease as compared to 2005. Refer to the consolidated statement of operations under US GAAP in Note 17.25 on page F-66.

- The Company had as of December 31, 2006 holdings of public sector debt totaling 7 billion pesos including recently restructured debt, equal to 39% of its assets under Argentine GAAP, which could have a material effect on the Company's financial condition if the federal or provincial governments fail to meet their obligations. Refer to the first risk factor on page 11.

- The Company is among the banks in Argentina with the highest volume of asset and liabilities with mismatched terms and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos, with a Ps 2.5 billion long CER position as of December 31, 2006, which could have an adverse effect if interest rates increase significantly. Refer to the second risk factor on page 11.

Note 17.4.3, Federal Government Secured Loans, page F-56

4.   We refer to the *Federal Government Loans* line item in the Argentine Banking GAAP to US GAAP reconciliation of net income and stockholders equity on page F-65 that increases US GAAP net income by 350.286 million pesos in 2006, 912.300 million pesos in 2005 and 183.692 million pesos in 2004, equal to 36%, 56% and 13% of US GAAP net income for these respective periods. We also refer to related disclosure in Note 17.18, "Transfers and servicing of financial assets and extinguishment of liabilities". Please provide us with a detailed explanation of how in 2001 you accounted for under Argentine Banking GAAP and US GAAP, the swap of a *portion* of your holdings in federal government securities and loans to the federal government with a face value of US$3.292 billion for Guaranteed Loans totaling US$3.360 billion during fiscal year 2001.   Please provide the following information:

- State the nature and terms of the securities held and the principal amount, interest rate and repayment terms of the loans that were collectively swapped.

- Describe the terms of the guaranteed loans that were received, including the nature, extent and value of the guarantee on the loans received.

- Describe how you determined the fair value of the securities and debt instruments involved in the swap under US GAAP, including your source for the quoted market values and exchanges these debt instruments were traded on.

- Discuss how you determined the gain or loss under US GAAP on the securities/loan for guaranteed debt swaps transaction, citing the specific authoritative US sources of GAAP you relied on.

- In addition to the losses recorded for SFAS 115 other-than-temporary impairments on securities held please tell us how you determined the gain or loss on the restructuring of your loan portfolio based on the swap of your loans held for guaranteed loans. Consider in your response the requirements of SFAS 15 with respect to accounting for troubled debt restructurings.

- Explain how these securities/loan for guaranteed loan swaps that occurred in 2001 have impacted the Argentine Banking GAAP to US GAAP reconciliation for the three-year period ended December 31, 2006.

5.   With respect to the subsequent accounting for these securities/loans to guaranteed loan swaps during the three-year period ended December 31, 2006 please tell us the following:

   •   Tell us why the values of the US$ denominated Guaranteed Loans received in the 2001 swap were calculated starting in 2004 as converted into pesos and discuss any resulting gain or loss on foreign exchange conversion under US GAAP.

   •   Discuss in detail how you accounted for the interest accretion on these restructured secured loans during the three-year period ended December 31, 2006 under Argentine and US GAAP.

   •   Explain how the 2004 income statement was affected by *the allowance recovery recorded under BCRA rules (loss)* and how this allowance recovery affected the Argentine to US GAAP reconciliation.

   •   Discuss in detail the timing, nature and amount of the sale of an *important part* of the stock of these assets transactions that occurred during 2005 and 2006 which resulted in revenues that ended at market values significantly higher than under US GAAP.

   •   Discuss how revenue and gain recognition was determined under US GAAP and describe the specific US GAAP accounting literature you relied on to record any revenue and gain on the sale of these assets.

   •   State if these sales were on a non-recourse, limited or full recourse basis and disclose the amount of any recourse liabilities recorded under SFAS 140, if any.

   •   Explain in detail how the above transactions have resulted in reductions to US GAAP stockholders' equity of 559.214 million pesos in 2006, 909.500 million pesos in 2005 and 1,821.800 million pesos in 2004, equal to 46%, 370% and 137% for each year respectively.

6.   Provide similar disclosure regarding how you accounted for under Argentine Banking GAAP and US GAAP the swaps in April and August of 2004 of Secured Bonds due in 2018 for Government Bonds which resulted in a decrease in net income under US GAAP for 2004 of 104.337 million pesos for the April transaction and an increase of 107.955 million pesos for the August transaction.   Please also:

   •   Cite in your response the specific US GAAP authoritative guidance that you used to record these transactions.

   •   Refer to Note 17.18, Transfers and servicing of financial assets and extinguishment of liabilities, page F-63.

Note 17.4.4, Loans – Non-Financial Provincial Governmental Sector and other government sector agencies, page F-56

7.   We refer to the *Provincial Government loans* line item in the Argentine Banking GAAP to US GAAP reconciliation on page F-65 for 149.012 million pesos in 2006; 26.298 million pesos in 2005 and 153.298 million pesos in 2004. Please tell us the following information:

- Provide a chronology of the events that led to the default on the public debt and the rescheduling of the Federal Government's debt and quantify how this rescheduling affected the Company's valuation of the Company's Provincial Government loan portfolio. Refer to Risk Factors on page 11.

- Describe the specific terms of the swap of 812.165 million pesos of Provincial Development Trust Fund Corporate Bonds for the BOGAR 2020 in 2003, how they were valued and how the gain or loss on the swap was determined in accordance with Argentine and US GAAP.   Cite the specific authoritative US GAAP accounting guidance you relied on to determine the valuation and the gain or loss on the restructuring swap.

Note 15.5, Government and private valuation, page F-57

8.   We refer to the *Government Securities* line item that resulted in an increase to US GAAP net income in the Argentine Banking GAAP to US GAAP reconciliation in Note 17.24 on page F-65 for 55.710 million pesos in 2006, 395.752 million pesos in 2005 and 531.630 million pesos in 2004. Please provide us with the following information:

- Tell us what was the total amount and terms of the specific defaulted Government debt held by the Company during 2005 that was restructured in which you received Dollar-denominated Discount bond for US$26.083 million and Peso-denominated Discount Bonds for 146.818 million pesos.

- Discuss the gain or loss recognized in the restructuring swap transaction in 2005 under Argentine and US GAAP; how the assets were valued; and the specific US GAAP accounting guidance you relied on to record this transaction in the Argentine Banking GAAP to US GAAP reconciliation.

- Provide similar disclosure for the swap in 2006 of the Provincial Development Trust Fund Corporate Bonds into Secured Bonds due in 2020 with a face value of 551.231 million pesos.

- Tell us what is the nature of the relationship between the loan swaps described in Note 15.5 and the two loan swaps in 2004 described in Note 17.18 on page F-63 in which Secured Bonds due in 2018 were swapped for Government Bonds.

Note 17.14, Variable-income investments, page F-59.

9.   We refer to the statement that the Consolidar Group has variable-income investments for which under US GAAP its fair value would be determined by mathematical models such as the Black-Scholes model. Please tell us and in future filings to:

- Describe in greater detail what you mean by *variable-income investments* and refer to the specific authoritative US GAAP guidance you relied on to state that these type of investments are valued using mathematical models such as Black-Scholes.

- Assuming you are referring to the reporting requirements of FIN46R, please describe how the Company determined that the Black-Scholes model is an appropriate model for valuing variable-income investments.

Note 17.21, Accounting for Derivative Instruments and Hedging Activities, page F-63

10. We refer to your description of the reporting requirements for derivatives under SFAS 133 and your statement that management believes the derivative instruments used by the bank as detailed in Note 16.18 on page F-48 *do not have a material impact on the Company's financial condition of results of operations.* Please tell us and disclose in future filings, for each derivative instrument described in Note 16.18:

- How they qualify in accordance with SFAS 133 as fair value hedges, cash flow hedges or foreign currency hedges or economic hedges and,

- How the accounting for these derivative transactions as required by SFAS 133 affects the Argentine Banking GAAP to US GAAP reconciliation of net income and stockholders' equity.

General

11. Please revise Note 17 in future filings to describe for each reconciling item in the Argentine Banking to US GAAP reconciliation the specific US GAAP authoritative guidance you are using for determining the differences between Argentine Banking GAAP and US GAAP accounting.

*   *   *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Michael J. Willisch
       Davis Polk & Wardwell
       Marques de la Ensenada, 2
       28004 Madrid, Spain
       Phone (34) 91-702-2741
       Facsimile (44) 207-710-4884